SCHEDULE A Unaudited pro forma consolidated statements of earnings and comprehensive income for the year ended February 28, 2019

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the year ended February 28, 2019

All dollars expressed in millions of USD, except per share data

	Blackberry For the 12-months ended February 28, 2019		Cylance For the 12 months ended January 31, 2019		Pro forma adjustments	Notes		Pro forma combined
Revenue		904		171	(48)	d		1,027
Cost of sales								
Cost of sales		206		57	-	a(v), h		263
Gross margin		698		114	(48)			764
Operating expenses								
Research and development		219		68	(2)	a(ii), h		285
Selling, marketing and administration		406		36	63	a(i), a(iii), a(iv), a(v), b, c, f, g, h		505
Sales and marketing		-		123	(123)	a(i)		-
Amortization		136		-	92	a(ii), a(iii), e		228
Loss on sale, disposal and abandonment of long-lived assets		3		-	-			3
Debentures fair value adjustment		(117)		-	-			(117)
Arbitration awards, net		(9)		-	-			(9)
		638		227	30			895
Operating income (loss)		60		(113)	(78)			(131)
Investment income (loss), net		17						17
Other income (expenses)		-		(11)	11	a(iv)		-
Income (loss) before income taxes		77		(124)	(67)			(114)
Provision for (recovery of) income taxes:		(16)		1	(24)	i		(39)
Net income (loss)	$	93	$	(125)	$ (43)		$	(75)
Earnings (loss) per share								
Basic	$	0.17					$	(0.14)
Diluted	$	-					$	(0.28)
Weighted average number of common shares outstanding (millions)								
Basic		540						540
Diluted		616						601

A-1

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS 1. Description of Transaction On February 21, 2019 (the “Acquisition Date”), BlackBerry Limited (“BlackBerry” or the “Company”) acquired all of the issued and outstanding shares of Cylance Inc. and its subsidiaries (“Cylance”) (the “Cylance Acquisition”) pursuant to the terms and conditions set forth in the Agreement and Plan of Merger between BlackBerry and Cylance dated November 16, 2018 (the “Merger Agreement”). The total consideration contained in the Merger Agreement was $1.4 billion in cash and common shares, plus the assumption of unvested employee incentive awards. No adjustments have been made for new inducement awards issued subsequent to year end. 2. Basis of Presentation The unaudited pro forma combined statement of operations (“financial statements”) for the year ended February 28, 2019 has been prepared by the Company to give effect to the Cylance Acquisition as if it had occurred on March 1, 2018. An unaudited pro forma combined balance sheet has not been prepared as the effect of the Cylance Acquisition has been reflected in the audited consolidated balance sheet of the Company as at February 28, 2019. The unaudited pro forma combined statement of operations was derived from the following: ● the audited consolidated financial statements of BlackBerry for the year ended February 28, 2019 and the related notes; ● the unaudited condensed consolidated interim financial statements of Cylance for the three and nine months ended January 31, 2019 with comparatives; and ● the audited consolidated financial statements of Cylance for the twelve months ended April 30, 2018. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Cylance Acquisition, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma combined statement of operations have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations would have been had the Cylance Acquisition been completed as of the date indicated. In addition, the unaudited pro forma combined statement of operations does not purport to project the future operating results of the combined company. The financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with BlackBerry being the legal and accounting acquirer. It uses the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and was based on the historical financial statements of BlackBerry and Cylance. All financial data in the financial statements are presented in U.S. Dollars. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded as of the completion of the Cylance Acquisition, primarily at their respective fair values and added to those of BlackBerry. Financial statements and reported results of operations of BlackBerry issued after completion of the Cylance Acquisition will reflect these values from the date of acquisition, but will not be retroactively restated to reflect the historical financial position or results of operations of Cylance. A-2

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs incurred by BlackBerry and Cylance in connection with the Cylance Acquisition were approximately $16 in the year ended February 28, 2019. The accounting for the Cylance Acquisition is dependent upon certain valuations that are provisional and are subject to change. Management will finalize the purchase price allocation for the Cylance Acquisition within one year of the Acquisition Date as required under ASC 805. Accordingly, certain pro forma adjustments are preliminary and have been made solely for the purpose of providing these financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying financial statements and BlackBerry’s future financial performance. In addition, the unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of BlackBerry and Cylance, or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements. Included in the audited consolidated statement of operations of BlackBerry for the year ended February 28, 2019 are revenues of $2, costs of $7 and a loss of $5 related to Cylance’s operations after the Acquisition Date. 3. Accounting Policies The accounting policies used in the preparation of these pro forma combined financial statements are consistent with those described in the audited consolidated financial statements of BlackBerry for the year ended February 28, 2019. BlackBerry has conducted a review of Cylance’s accounting policies and has identified differences in certain accounting policies adopted by Cylance. For purposes of these unaudited pro forma combined statements of operations, certain reclassification and adjustments have been made to Cylance’s historical financial statements (as described in Note 4(a)) to conform to the presentation policies adopted by BlackBerry. 4. Pro Forma Adjustments in Connection with the Cylance Acquisition The following summarizes the pro forma adjustments in connection with the Cylance Acquisition to give effect to the acquisition as if it had occurred on March 1, 2018 for purposes of the unaudited pro forma combined statement of operations. The adjustments are based on a combined 12-month period including the three-months ended April 30, 2018 and nine-months ended January 31, 2019 of Cylance’s financial statements. (a) Certain reclassification and accounting policy alignment adjustments have been made to the consolidated historical statement of operations of Cylance to conform to the financial statement presentation adopted by BlackBerry, which include the following: i. Reclassification of sales and marketing $123 into selling, marketing and administration for the 12-month period. A-3

ii. Reclassification of depreciation and amortization expense of $1 for the 12-month period included in research and development expense to amortization expense.

iii. Reclassification of depreciation and amortization expense of $6 for the 12-month period included in sales and marketing and general and administration expenses to amortization expense.

iv. Reclassification of other expenses of $11 for the 12-month period from other expense, net to selling, marketing and administration expense.

v. Reclassification of overhead allocations of $1 for the 12-month period from cost of revenue into research and development expense/selling, marketing and administration.

(b) To reverse IPO preparation and acquisition related costs of $16 for the 12-month period incurred by BlackBerry and Cylance in connection with the Cylance Acquisition, as they do not have a continuing impact on the combined company's financial results.

(c) To remove the effects amortization of deferred contract acquisition costs from income of $16 prior to the 12-month period.

(d) To adjust revenue by $48 for the 12-month period for the decrease in the fair value of deferred revenues as compared to carrying value at Acquisition Date, which unwind over the estimated average contract life.

(e) To include amortization of intangible assets recorded in amortization expense as follows:

(In millions)		Year Ended February 28, 2019
Estimated amortization expense of acquired finite-lived intangibles:		
Acquired technology		43
Other acquired intangibles		42
Total	$	85

(f) To eliminate interest expense of $8 for the 12-month period related to Cylance's credit facility as a result of the concurrent repayment of Cylance's credit facility by BlackBerry on Acquisition Date.

(g) To eliminate amortization of deferred financing costs of $2 for the 12-month period related to Cylance's credit facility as a result of the concurrent repayment of the credit facility by BlackBerry on Acquisition Date.

A-4

(h) To adjust selling, general and administration by $2 for the 12-month period for the difference in Cylance’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees as part of the Acquisition agreement. The fair value of the replacement share-based awards will be recognised ratably over post- combination service periods ranging for 1 to 4 years. (i) To record an estimate of the deferred income tax impacts of the Cylance Acquisition on the unaudited pro forma combined statements of operations related to the aforementioned adjustments. The tax effect has been determined based on BlackBerry and Cylance’s statutory tax rate of 26.5%. The effective tax rate of the combined company could be significantly different than the statutory tax rates assumed for purposes of preparing these unaudited pro forma combined statements of operations for a variety of factors, including post-acquisition activities. A-5